

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05004978

February 14, 2005

William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/14/2005

Re: Morgan Stanley
Incoming letter dated January 10, 2005

Dear Mr. O'Shaughnessy:

This is in response to your letters dated January 10, 2005 and February 2, 2005 concerning the shareholder proposal submitted to Morgan Stanley by Emil Rossi. We also have received a letter on the proponent's behalf dated January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

January 10, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal
Mr. Emil Rossi

Dear Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated October 12, 2004 from Mr. Emil Rossi (the "Proponent") transmitting a stockholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for its 2005 annual stockholders meeting. See Exhibit A. The Proponent has appointed Mr. John Chevedden as his proxy on shareholder matters concerning the Proposal. The Proposal recommends that the Company's Board of Directors redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. The Company intends to omit the Proposal from its proxy materials because the Proposal is excludable under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Company has already substantially implemented the Proposal. For the reasons that follow, we request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials.

Rule 14a-8(i)(10) permits the Company to exclude a proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See, e.g., Masco Corporation (Mar. 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where a company has implemented part but not all of a multi-faceted proposal. See, e.g., Columbia/HCA has implemented part but not all of a multi-faceted proposal. See, e.g., Columbia/HCA Healthcare Corp. (Feb. 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the company took steps to at least partially implement three of four actions requested by the proposal).

On December 14, 2004, the Company's Board of Directors (the "Board") (i) resolved that the Company will not renew its Shareholder Rights Plan when it expires on April 21, 2005 and (ii) adopted a policy on stockholder rights plans (the "Company Policy"). The Company Policy, which is available on the corporate governance page of the Company's website (http://www.morganstanley.com/about/inside/governance), is as follows:

> Morgan Stanley will submit the adoption of any stockholder rights plan to a stockholder vote before it acts to adopt a rights plan; provided, however, that the Board may act on its own to adopt a rights plan without first submitting such action to a stockholder vote if the Board in the exercise of its fiduciary duties determines that such submission would not be in the best interest of stockholders under the circumstances then existing.

The Company believes that its decision not to renew the Shareholder Rights Plan and its adoption of the Company Policy "substantially implements" the Proposal, subject only to the fiduciary requirements of Delaware law. Under Delaware law, a board of directors may not abdicate its right and ability to manage the corporation and act in accordance with its fiduciary responsibilities, including the ability to adopt and maintain a stockholder rights plan without the requirement of having to seek stockholder approval either before or after adoption of the plan. This view is supported by the legal opinion of Richards, Layton & Finger, attached to this letter as Exhibit B, which states in pertinent part that:

> A requirement that the Board submit the 'adoption, maintenance or extension' of a stockholder rights plan to a stockholder vote in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat [citations omitted] . . . Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances could impose substantial delay and loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to

negotiate effectively and to react expeditiously could be critical to discharging their fiduciary duties. . . .

[I]t is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

In recent no-action rulings, the Staff permitted ConAgra Foods, Inc., 3M Company and Hewlett-Packard Company to omit proposals (submitted by Chris Rossi as Custodian for Vanessa Rossi, Nick Rossi, and Nick Rossi, respectively) that were substantially identical to the Proposal, in each case on grounds that the proposal was "substantially implemented". Like the Company Policy, the policies implemented by ConAgra, 3M and Hewlett-Packard each specified that the company's board of directors would submit any stockholder rights plan to a stockholder vote unless the board of directors, in exercising its fiduciary duties under Delaware law, determined that such submission would not be in the best interests of stockholders. ConAgra, 3M and Hewlett-Packard each furnished an opinion of Delaware counsel to the effect that Delaware law requires such a "fiduciary out" and that each had accordingly implemented the proposal to the maximum extent permitted by law. In each no-action ruling, the Staff permitted the exclusion of the proposal, noting each company's representations that it adopted policies regarding stockholder approval of any rights plan. See ConAgra Foods, Inc. (Jul. 1, 2004); 3M Company (Feb. 17, 2004); and Hewlett-Packard Company (Dec. 24, 2003).

The Company Policy is substantially identical to the policy statements of a number of other companies to whom the Staff has recently granted relief under Rule 14a-8(i)(10) in response to stockholder proposals akin to the Proposal. See, e.g., Safeway, Inc. (Apr. 1, 2004); Mattel, Inc. (Mar. 24, 2004); The Boeing Company (Mar. 15, 2004); General Motors Corporation (Mar. 3, 2004); Borders Group, Inc. (Mar. 1, 2004); and Honeywell Int'l Inc. (Jan. 27, 2004); (applying "substantially implemented" standard to exclude stockholder proposals owing to adoption of policies requiring submission of stockholder rights plans to stockholder vote, except in the exercise of fiduciary duty under Delaware law). In like fashion, the Company Policy requires submission of any stockholder rights plan to a stockholder vote, except in the exercise of fiduciary duty under Delaware law.

Morgan Stanley

The Company does not intend to actively redeem the Shareholder Rights Plan as recommended by the Proposal. However, because the Company's 2005 annual stockholders meeting is scheduled to be held on March 15, 2005, and because the Shareholder Rights Plan will expire on April 21, 2005 and will not be renewed, the Proposal's recommendation to redeem any active poison pill will have been "substantially implemented" as of such date.

For these reasons, the Company respectfully requests the Staff to confirm that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy materials for its 2005 annual meeting pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

This no-action letter is being submitted fewer than 80 days before the Company intends to file its definitive proxy materials with the Commission. Rule 14a-8(j) provides that the Staff may permit the Company to make its submission fewer than 80 days before the Company files its definitive proxy materials, if the Company demonstrates good cause for missing the deadline. Because of the facts described below, the Company respectfully requests a waiver of the 80-day requirement and submits that, in light of these facts, the Company had "good cause" for its inability to meet the 80-day requirement.

The Board adopted the Company Policy on December 14, 2004. Promptly thereafter, the Company apprised the Proponent of the Company Policy's adoption and commenced negotiations with the Proponent in good faith with respect to the conditions under which the Proponent would withdraw the Proposal. To date, these negotiations have not led to the withdrawal of the proposal by the Proponent.

Because the Company Proposal was not adopted by the Board until December 14, 2004, later than 80 days before the Company's scheduled filing of its definitive proxy materials in February 2005, the Company could not timely make its submission to the Staff. Additionally, because the Company and the Proponent have been engaged in negotiations with respect to the conditions under which the Proponent would withdraw the Proposal, we respectfully submit that the Proponent is already familiar with the Company's position as articulated in this request and will have an adequate opportunity to respond to it, consistent with the purpose of Rule 14a-8(j).

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing the Staff with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. We are also forwarding a copy of this letter to Mr. Chevedden because the Proponent's letter to the Company submitting the Proposal

Morgan Stanley

appoints Mr. Chevedden as proxy to act on behalf of the Proponent on shareholder matters concerning the Proposal. By copy of this letter we are notifying the Proponent and Mr. Chevedden of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of your response under Rule 14a-8.

The Company anticipates that its 2005 proxy materials will be finalized for printing in February 2005 to meet our scheduled definitive filing with the Commission and mailing schedule. The Staff's prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,



William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

Copies to:

Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Exhibit A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Philip Purcell
Chairman
Morgan Stanley <MWD>
1585 Broadway
New York NY 10036

Dear Mr. Purcell,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi 10/12/04

cc: Donald G. Kempf, Jr., Corporate Secretary
PH: 212-761-4000
FX: 212-761-0086
FX: 212-761-0331

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Emil Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

61% Yes-Vote

This topic won an impressive 61% yes-vote at 50 major companies in 2004.
The Council of Institutional Investors www.cii.org formally recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – this proposal topic won on average more than 10% above majority vote.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Advancement Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Shareholders were allowed to vote on individual directors only once in 3-years – accountability concern.
- Directors failed to commit to adoption of annual election of each director after 3-consecutive majority shareholder votes of 58% to 65% – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- We had no Lead Director or Independent Chairman.
- Two directors were allowed to own zero stock – commitment concern.
- Four directors were allowed to hold from 5 to 11 director seats each – over-extension concern.
- Morgan Stanley was named as the defendant in at three securities class action lawsuits in the past three years.
- Restricted stock units were valued based on a 25% discount.
- In 2003 CEO pay was independently reported as $15 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

• Morgan Stanley settled – for $54 million – a U.S. Equal Employment Opportunity Commission (EEOC) sex discrimination lawsuit on behalf of a class of female officers and women.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication. It is specifically requested that the company not add un-submitted white-space to the published proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 14, 2004

Morgan Stanley
1585 Broadway
New York, NY 10036

Ladies and Gentlemen:

We have acted as special Delaware counsel to Morgan Stanley, a Delaware corporation (the "Company"), in connection with the consideration by the Board of Directors of the Company (the "Board") of the adoption of a policy statement (the "Policy Statement") regarding stockholder rights plans. In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 1993, as amended through the date hereof;

(ii) the Amended and Restated Bylaws of the Company, as amended through March 22, 2004;

(iii) the 2003 Proxy Statement of the Company (the "2003 Proxy Statement"); and

(iv) the 2002 Proxy Statement of the Company (the "2002 Proxy Statement").

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2001, Mr. Emil Rossi submitted a proposal (the "2002 Proposal") for inclusion in the 2002 Proxy Statement for the Company's 2002 annual meeting of the stockholders of the Company (the "2002 Annual Meeting"). The 2002 Proposal requested a stockholder vote at the 2002 Annual Meeting on whether the Company should maintain the stockholder rights plan adopted by the Company in 1995 (the "Shareholder Rights Plan").

In response to the 2002 Proposal, the Board adopted a "TIDE" (Three-Year Independent Director Evaluation) proposal that provided for a committee of independent members of the Board (the "Rights Agreement Committee") to evaluate the Shareholder Rights Plan every three years.

In the 2003 Proxy Statement, the Rights Agreement Committee presented its first report on the advisability of the Shareholder Rights Plan (the "Report"). The Report provided, in pertinent part:

> Based upon its review and deliberations, the Rights Agreement Committee believes that the Shareholder Rights Plan protects the Company's shareholders against unsolicited attempts to gain control of the Company that do not provide fair value to all shareholders and enables the Board of Directors to better protect and further the interests of the Company's shareholders in the event of an acquisition proposal. The Shareholder Rights Plan will not prevent any takeover proposal that the Board of Directors determines is in the best interests of the Company's shareholders. Accordingly, the Rights Agreement Committee concluded that the Shareholder Rights Plan continues to be in the best interests of the shareholders of the Company and is not recommending any changes or modifications to the Shareholder Rights Plan at this time. The Shareholder Rights Plan will expire in April 2005. Prior to that time, the Board of Directors may consider further whether a shareholder rights plan is in the best interest of the Company's shareholders.

In connection with the finding in the Report that the Board may consider further whether the Shareholder Rights Plan is in the best interests of the Company and its stockholders, the Board is considering the adoption of the Policy Statement. The Policy Statement provides, in pertinent part:

> Morgan Stanley will submit the adoption of any stockholder rights plan to a stockholder vote before it acts to adopt a rights plan; provided, however, that the Board may act on its own to adopt a rights plan without first submitting such action to a stockholder vote if the Board in the exercise of its fiduciary duties determines that such submission would not be in the best interest of stockholders under the circumstances then existing.

In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement. For the reasons set forth below, it is our view that the laws of the State of Delaware require a board of directors to except from a commitment or requirement limiting the discretion of the board of directors with respect to a stockholder rights plan actions necessary for the board to act in a manner required by its fiduciary duties.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired

> from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.").

This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value hereof, as determined from time to time by the board of directors, or by stockholders if the certificate of incorporation so provides") (emphasis added).

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

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[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2004 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2003) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher,

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issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).

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[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 16, 2004), each of which underscored the role of the board directors in implementing and maintaining a rights agreement. See e.g., James v. Furman, slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to officers and counsel the authority to make changes to the terms of a rights plan and such changes were in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders. If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the "adoption, maintenance or extension" of a stockholder rights plan to a stockholder vote in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances could impose substantial delay and loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively and to react expeditiously could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without excepting from such commitment the ability to act in a manner required by its fiduciary duties would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/LRS

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Morgan Stanley (MWD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Emil Rossi

Ladies and Gentlemen:

The Boeing Company (January 17, 2005) Staff Response Letter on the poison pill topic may impact this proposal. This Response Letter involved a poison pill rule 14a-8 proposal and the substantially implemented issue.

The Staff Response Letter in Boeing stated:
"We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

Additionally I believe that it is questionable "the Company demonstrates good cause for missing the [80-day] deadline" in its untimely submittal of its no action request.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Emil Rossi
William O'Shaughnessy, Jr.

Morgan Stanley

Direct Dial (212)762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

February 2, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Change in Morgan Stanley Rights Plan Policy

Dear Ladies and Gentlemen:

On January 10, 2005, we notified you of the intention of Morgan Stanley (the "Company") to omit from the proxy materials for the Company's 2005 annual stockholders meeting (the "Proxy Materials") the proposal submitted by Mr. Emil Rossi (the "Proponent") to the Company on October 12, 2004 (the "Proposal"). The Proponent has appointed Mr. John Chevedden as his proxy on shareholder matters concerning the Proposal. The Proposal recommends that the Company's Board of Directors redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. In our letter to you of January 10, 2005 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials, on grounds that the Proposal is excludable under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Company has already substantially implemented the Proposal.

On January 31, 2005, the Company's Board of Directors approved an amendment to the Morgan Stanley Rights Plan Policy (the "Company Policy") described in our Request Letter. The amendment to the Company Policy (the "Amendment") provides that if a stockholder rights plan is adopted without first submitting such action to a stockholder vote, the stockholder rights plan will be submitted to a stockholder vote within 12 months following its adoption. The text of the amended Company Policy reads as follows:

> Morgan Stanley will submit the adoption of any stockholder rights plan to a stockholder vote before it acts to adopt a rights plan; provided, however, that the Board

MorganStanley

may act on its own to adopt a rights plan without first submitting such action to a stockholder vote if the Board in the exercise of its fiduciary duties determines that such submission would not be in the best interest of stockholders under the circumstances then existing.

If a stockholder rights plan is adopted without first submitting such action to a stockholder vote, the stockholder rights plan will be submitted to a stockholder vote within 12 months following its adoption.

The Company Policy is available on the Company's website under the heading "Inside the Company—Corporate Governance".

In the Request Letter, we expressed our view that the Company's decision not to renew the Shareholder Rights Plan and its adoption of the Company Policy "substantially implements" the Proposal, subject only to the fiduciary requirements of Delaware law. Because the Proposal recommends that any poison pill be approved by the stockholders, and because the Amendment provides that a stockholder rights plan adopted without first submitting such action to a stockholder vote must be submitted to a stockholder vote within 12 months following its adoption, we respectfully submit that the Amendment constitutes further evidence that the Company has substantially implemented the Proposal.

For the reasons provided in the Request Letter, as supplemented above, the Company respectfully requests the Staff to confirm that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy materials for its 2005 annual meeting pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing the Staff with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. We are also forwarding a copy of this letter to Mr. Chevedden because the Proponent's letter to the Company submitting the Proposal appoints Mr. Chevedden as proxy to act on behalf of the Proponent on shareholder matters concerning the Proposal. By copy of this letter we are notifying the Proponent and Mr. Chevedden of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of your response under Rule 14a-8.

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

The Company is planning to file preliminary proxy materials within the next several days, and anticipates that its 2005 proxy materials will be finalized for printing on or about February 12, 2005 to meet our scheduled definitive filing with the Commission and mailing schedule. The Staff's prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,



William J. O'Shaughnessy, Jr.
Executive Director

Copies to:

Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated January 10, 2005

The proposal requests the board of directors to redeem any active poison pill unless it is approved by Morgan Stanley's shareholders.

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Morgan Stanley's Shareholder Rights Plan will not be renewed after it expires on April 21, 2005. Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Morgan Stanley did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Sara D. Kalin
Attorney-Advisor